SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒        Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

☐        Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________ to _____________________

Commission File No. 000-22012

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Winmark Corporation

401(k) Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Winmark Corporation
4200 Dahlberg Drive
Minneapolis, Minnesota  55422-4837

WINMARK CORPORATION
401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

WINMARK CORPORATION
401(k) SAVINGS PLAN

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Winmark Corporation 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Winmark Corporation 401(k) Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota
June 23, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative

WINMARK CORPORATION
401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Cash	$171	1,534

Investments, at fair value:
Mutual funds	5,505,393	4,620,420
Winmark Corporation common stock	—	454,025
Participant loans	110,861	82,392

Total investments	5,616,254	5,156,837

Contributions receivable:
Employer	67,500	64,500

Total contributions receivable	67,500	64,500

Net assets available for benefits	$5,683,925	5,222,871

See accompanying notes to financial statements.

WINMARK CORPORATION
401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Net assets available for benefits, beginning of year	$5,222,871

Increase during the year:
Contributions:
Employer:
401(k) match	122,837
Discretionary	67,500
Employee:
401(k) deferral	486,838
Rollovers	88,965
Other Contributions	5,327

Total contributions	771,467

Investment income:
Interest and dividend income	144,958
Net depreciation in fair value of investments	(2,795)

Net investment income	142,163

Benefit payments	(437,351)
Fees and commissions	(15,225)

Net increase during the year	461,054

Net assets available for benefits, end of year	$5,683,925

See accompanying notes to financial statements.

WINMARK CORPORATION
401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)            Description of the Plan

(a)           General

Winmark Corporation 401(k) Savings Plan (the Plan) is a defined contribution plan established by Winmark Corporation (the Company) to provide retirement benefits to substantially all employees. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)           Plan Operations

Certain administrative costs totaling $5,635 and $5,300 for the Plan years ended December 31, 2005 and 2004, respectively, were paid by the Company. All other costs were paid by the Plan.

(c)            Plan Administration

The Stanton Group, formerly DCA, Inc., was the administrator of the Plan from January 1, 2005 through June 30, 2005. The Company retained Stanton Trust Company, N.A., formerly Marquette Trust Company, N.A. (Stanton), as trustee. Stanton held, managed, invested, and distributed all assets of the Plan.

Beginning July 1, 2005, T. Rowe Price Retirement Plan Services (T. Rowe Price) became the administrator of the Plan. The Company retains State Street Bank and Trust as trustee. T. Rowe Price Retirement Plan Services manages, invests, and distributes all assets of the Plan.

(d)           Eligibility

Employees of the Company who have attained the age of 21 and have completed six months of service, as defined in the plan agreement, are eligible to participate in the Plan.

(e)            Contributions

Participants may direct the Company to make pretax contributions to the Plan on their behalf through payroll deductions of up to 100% of their pretax compensation, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code (IRC).

The Company matches 50% of participant contributions up to 6% of participants’ pretax compensation. A discretionary contribution may also be contributed by the Company, subject to certain limitations. In 2005 and 2004, discretionary contributions of $67,500 and $64,500, respectively, were made to the Plan.

(f)              Participant Accounts

Participants’ accounts are credited with their pretax contributions, Company 401(k) matching contributions, and an allocated share of the Company’s discretionary contribution and plan earnings. Discretionary contributions are a set amount per eligible participant. The Company’s 401(k)

matching contributions are allocated to each participant’s account based on pretax contributions. Plan earnings are allocated based on participant account balances, as defined.

(g)           Vesting

Participants are fully vested in their pretax contributions, earnings thereon, and their rollovers. Each participant becomes vested in the Company’s contributions according to the following vesting schedule. Additionally, employee account balances become fully vested and nonforfeitable upon attainment of age 65, total disability or death during the term of employment, or upon termination of the Plan.

Vesting percentage
Years credited for vesting purposes under the Plan:
Less than one	0%
One	20
Two	40
Three	60
Four	80
Five or more	100

(h)           Forfeitures

Forfeitures of terminated participants’ nonvested accounts related to employer matching and profit sharing contributions are credited against future employer matching account contributions and/or profit sharing account contributions. Forfeitures from matching and profit sharing accounts may also be used to pay plan expenses. During the plan years 2005 and 2004, forfeitures of $13,781 and $134,037, respectively, were used to reduce employer matching contributions.

(i)              Loans to Participants

A participant may obtain a loan for up to the lesser of one-half of the participant’s vested account balance or $50,000. The loan must be repaid with interest at prime plus 2% over a maximum of five years. Interest rates ranged from 6.0% to 10.5% during the years ended December 31, 2005 and 2004.

(j)              Rollover Contributions

The provisions of the Plan allow participants who receive qualifying rollover distributions from benefit trusts of other employers to transfer such amounts to the Plan.

(k)           Distribution of Benefits

Upon termination of service, a participant (or the participant’s beneficiary in the case of death) will receive the vested portion of his or her account as a lump-sum payment, a rollover, or in installments.

(l)              Plan Amendment and Termination

The Plan was amended effective March 28, 2005, to allow the Company to disburse total vested balances of $1,000 or less as one lump-sum payment as soon as administratively practicable after 90 days following termination. Similarly, if the total benefit payable to a beneficiary is less than or equal to $1,000 it will be paid in a lump-sum as soon as administratively practicable after 90 days following the beneficiary’s death. In determining the vested balance for this purpose, rollover accounts will be disregarded.

The Plan was amended effective May 14, 2004 to include both Winmark Capital Corporation and Winmark Business Solutions as participating employees in the plan.

The Plan was amended effective January 1, 2004 to no longer include a nonresident alien who receives no earned income from a participating employer within the Unites States as a covered employee in the Plan.

Although it has not expressed any intention to do so, the Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants would become 100% vested and all assets of the Plan would be distributed to participants in accordance with the Plan.

(2)            Significant Accounting Policies and Procedures

(a)           Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)           Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. Shares of registered investment companies are measured at quoted market prices in an active market, which represent the net asset value of shares held by the Plan at year-end. Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their historical cost. Unrealized appreciation or depreciation of investments represents changes in the fair value of investments from the historical cost.

Purchases and sales of securities are reflected on a settlement-date basis; however as of December 31, 2005 and 2004, there were no unsettled transactions. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

(c)            Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the year. Actual results could differ from those estimates.

(d)           Risks and Uncertainties

The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonable possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(3)            Investments

Prior to July 1, 2005 participants directed the Plan to invest in nine funds managed by Stanton or in the common stock of the Company. Beginning July 1, 2005, participants direct the Plan to invest their account balances in any one, or a combination of, the following nineteen funds managed by T. Rowe Price:

Columbia Acorn Z

Small-growth funds focus on faster-growing companies whose shares are at the lower end of the market-capitalization range. These funds tend to favor companies in up-and-coming industries or young firms in their early growth stages. Many of these funds invest in the technology, health-care, and service sectors.

Oppenheimer Small & Mid Cap Value A

Small-blend funds favor firms at the smaller end of the market-capitalization range, and are flexible in the types of small caps they buy. Some aim to own an array of value and growth stocks while others employ a discipline that leads to holdings with valuations and growth rates close to the smallcap averages.

T. Rowe Price Balanced Fund

Moderate-allocation funds seek to provide both capital appreciation and income by investing in three major areas: stocks, bonds, and cash. These funds tend to hold larger positions in stocks than conservative-allocation funds. These funds typically have 50% to 70% of assets in equities and the remainder in fixed income and cash.

T. Rowe Price Equity-Income

Large-value funds focus on big companies that are less expensive or growing more slowly than other large-cap stocks. These funds often feature investments in energy, financial, or manufacturing sectors.

T. Rowe Price Equity Index 500

Large-blend funds have portfolios that are fairly representative of the overall stock market in size, growth rates, and price. They tend to invest across the spectrum of U. S. industries and owing to their broad exposure, the funds’ returns are often similar to those of the S&P 500 Index.

T. Rowe Price Growth Stock

Large-growth funds invest in big companies that are projected to grow faster than other large-cap stocks. Most of these funds focus on companies in rapid expanding industries.

T. Rowe Price Spectrum International

Foreign large-blend funds invest in a variety of big, international stocks. Most of these funds divide their assets among a dozen or more developed markets, including Japan, Britain, France and Germany. They tend to invest in the rest in emerging markets such as Hong Kong, Brazil, Mexico and Thailand. These funds typically will have less than 20% of assets invested in U.S. stocks.

PIMCO Real Return A

Long government funds concentrate on bonds backed by the U.S. government or by governmentlinked agencies. This backing minimizes the credit risk of these funds, as the U.S. government is unlikely to default on its debt. They are not risk free, though. Because these funds have durations of more than six years, they are more sensitive to interest rates, and thus riskier, than funds that have shorter durations.

T. Rowe Price Spectrum Income

Multisector bond funds are generally more diversified than other types of bond funds. These funds typically divide their assets among U.S. government bonds, foreign government bonds, foreign corporate bonds and domestic corporate bonds, including high-yield issues.

T. Rowe Price Diversified Mid Cap Growth

Mid cap growth funds target firms that are projected to grow faster than other mid-cap stocks, therefore commanding relatively higher prices. Many of these stocks are found in the volatile technology, health-care, and services sectors.

T. Rowe Price Stable Value Trust Fund

This fund seeks to provide investees with maximum current income while maintaining stability of principal.

T. Rowe Price Retirement 2005, 2010, 2015 and 2020

Moderate-allocation funds seek to provide both capital appreciation and income by investing in three major areas: stocks, bonds, and cash. This fund tends to hold larger positions in stocks than conservative-allocation funds.

T. Rowe Price Retirement 2025, 2030, 2035, 2040 and 2045

Large-blend funds have portfolios that are fairly representative of the overall stock market in size, growth rates and price. They tend to invest across the spectrum of U.S. industries and owing to their broad exposure, the funds’ returns are often similar to those of the S&P 500 Index.

T. Rowe Price Retirement Income

Conservative-allocation funds seek to provide both capital appreciation and income by investing in three major areas: stock, bonds, and cash. These funds tend to hold smaller positions in stocks than moderate-allocation funds.

The following investments represent 5% or more of Plan’s net assets as of December 31:

	2005	2004
T. Rowe Price Stable Value Fund	$1,548,253	—
T. Rowe Price Retirement Fund 2030	707,111	—
T. Rowe Price Retirement Fund 2020	362,501	—
T. Rowe Price Growth Stock	342,364	—
T. Rowe Price Retirement Fund 2015	326,814	—
T. Rowe Price Equity-Income	307,502	—
Oppenheimer Small & Mid Cap Value A	290,295	—
Davis New York Venture Fund	—	1,054,118
Baron Asset Fund	—	876,819
Galliard Stable Return Fund	—	743,919
Evergreen Foundation Fund	—	314,065
Vanguard S&P 500 Index Fund	—	661,255
Strong Government Securities Fund	—	306,979
Ivy International Fund	—	335,200
Winmark Corporation common stock	—	454,025

Net appreciation/(depreciation), including gains and losses on investments bought and sold, as well as held during the year, in the fair value of the Plan’s investments is as follows:

2005
Mutual funds	$(76,655)
Winmark Corporation common stock	73,860

Net depreciation in fair value of investments	$(2,795)

(4)            Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 9, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)            Party-in-interest Transactions

T. Rowe Price is a party-in-interest beginning July 1, 2005, under ERISA with respect to the Plan. Investments by T. Rowe Price are exempt from being considered as prohibited transactions under ERISA Section 408(b).

Stanton was a party-in-interest prior to July 1, 2005 under ERISA with respect to the Plan. Investments by Stanton are exempt from being considered as prohibited transactions under ERISA Section 408(b) for this time period.

The Company is a party-in-interest with respect to the Plan. The Company is the administrator of the Plan. These activities are exempt when considering prohibited transactions under ERISA Section 408(b).

Schedule 1

WINMARK CORPORATION
401(k) SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2005

Investment description	Shares held	Current value

T. Rowe Price Growth Stock*	12,055	$342,364
T. Rowe Price Balanced Fund*	8,060	159,341
T. Rowe Price Equity-Income*	11,864	307,502
T. Rowe Price Spectrum Income*	5,144	60,652
T. Rowe Price Equity Index 500*	6,590	221,087
T. Rowe Price Stable Value Trust Fund*	1,548,253	1,548,253
T. Rowe Price Spectrum International*	10,712	127,040
Oppenheimer Small & Mid Cap Value A	8,784	290,295
T. Rowe Price Retirement 2010*	3,718	54,176
T. Rowe Price Retirement 2020*	23,193	362,501
T. Rowe Price Retirement 2030*	42,881	707,111
T. Rowe Price Retirement 2040*	11,650	193,038
T. Rowe Price Diversified Mid Cap Growth*	6,691	83,309
T. Rowe Price Retirement 2015*	29,128	326,814
T. Rowe Price Retirement 2025*	13,668	156,775
T. Rowe Price Retirement 2035*	23,484	272,889
PIMCO Real Return A	4,867	53,781
T. Rowe Price Retirement 2045*	124	1,344
Columbia Acorn Z	8,418	237,121

Participant loans (interest rates ranging from 6.0% to 10.5%) *		110,861
		$5,616,254

* Denotes party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule 2

WINMARK CORPORATION
401(k) SAVINGS PLAN

Schedule of Reportable Transactions

Year ended December 31, 2005

5% series of transactions by security issue:

(a) Identity of party involved	(b) Relationship to plan employer or other party-in-interest	(c) Description of transactions	(h) Cost of asset	(i) Current value of asset	(j) Net gain/(loss)
Barron Asset Fund	Broker	Sales of Securities	$771,084	904,727	(133,643)
Davis NY Venture Fund	Broker	Sales of Securities	916,666	1,062,239	(145,573)
Evergreen EQ Balanced Fund	Broker	Sales of Securities	319,428	318,185	1,243
Evergreen Foundation CL A	Broker	Sales of Securities	328,991	315,842	13,149
Ivy International Fund Cl A	Broker	Sales of Securities	375,842	361,696	14,146
Vanguard 500 Index Fund	Broker	Sales of Securities	543,288	574,732	(31,444)
Galliard Stable Return Fund	Broker	Sales of Securities	722,974	798,305	(75,331)
WF Advantage Govt SEC Fund	Broker	Sales of Securities	338,927	335,834	3,093
T. Rowe Price Growth Stock	Broker	Purchase of Securities	342,364	342,364	—
T. Rowe Price Equity-Income	Broker	Purchase of Securities	307,502	307,502	—
T. Rowe Price Stable Value Trust Fund	Broker	Purchase of Securities	1,548,253	1,548,253	—
Oppenheimer Small & Mid Cap Value A	Broker	Purchase of Securities	290,295	290,295	—
T. Rowe Price Retirement 2020	Broker	Purchase of Securities	362,501	362,501	—
T. Rowe Price Retirement 2030	Broker	Purchase of Securities	707,111	707,111	—
T. Rowe Price Retirement 2015	Broker	Purchase of Securities	326,814	326,814	—
T. Rowe Price Retirement 2035	Broker	Purchase of Securities	272,889	272,889	—

See accompanying report of independent registered public accounting firm.

EXHIBITS

23.1                           Consent of KPMG, LLP

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WINMARK CORPORATION 401(K) SAVINGS PLAN

June 28, 2006
	By:	/s/ Susan Hlavac

	Title:	Plan Administrator